FMI MUTUAL FUNDS, INC.
100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
January 25, 2010

VIA EDGAR TRANSMISSION

Mr. Larry L. Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	FMI Mutual Funds, Inc. (the “Company”)
File Nos.: 033-06836 and 811-04722

Dear Mr. Greene:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on January 11, 2010 regarding the Company’s Post-Effective Amendment (“PEA”) No. 32 to its Registration Statement on Form N-1A.  PEA No. 32 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on November 25, 2009 for the purpose of conforming the Company’s Prospectus for its series, the FMI Provident Trust Strategy Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Company will file PEA No. 33 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 32 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Company, on behalf of the Funds, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Comments to the Prospectus for the FMI Provident Trust Strategy Fund:

1.
On the cover page, please consider whether the Fund’s objective to seek long-term growth by investing in growth companies is consistent with the statement that the Fund may also invest in bonds and debt securities, and revise accordingly.

The Company responds by deleting the second sentence describing the Fund’s objective, such that the Fund’s objective reads as follows:

“FMI Provident Trust Strategy Fund (the “Fund”) is a non-diversified, no-load mutual fund seeking a long-term growth of capital by investing mainly in a limited number of multi-capitalization growth stocks in Unites States companies.”

2.	In the “Fees and Expenses” table of the Summary Section, please delete footnotes 1 and 2.

The Company responds by making the requested change and renumbering the remaining footnote.

3.
In the footnote to the “Fees and Expenses” table, please discuss why the fee waiver should be presented as a line item in the “Fees and Expenses” table, considering that the fee waiver is voluntary.  The Staff also notes that an expense reimbursement commitment should carry through for at least a year from the effective date of the registration statement.

The Company responds by indicating that it will provide that it cannot discontinue the voluntary expense reimbursement prior to January 31, 2011.  Then the Fund will have an expense reimbursement that cannot be terminated prior to January 31, 2011, and will reduce Fund operating expenses for no less than one year from the effective date of the registration statement.  With this binding expense reimbursement that cannot be terminated prior to January 31, 2011, the Fund is permitted to have the two captions related to net expenses after the expense reimbursement, pursuant to Instruction 3(e) of Item 3 of Form N-1A.

4.
In the first paragraph of the section entitled “Summary Section – Principal Investment Strategies,” consider whether the fifth and sixth sentences need to be revised since the use of the word “generally” is unclear.

The Company responds by indicating that the Fund only invests in bonds and other debt securities when it is taking a defensive position.  Such investments are not a principal investment strategy of the Fund.  Further the Fund has revised the first paragraph and the second paragraph of this subsection to read in their entirety as follow (redlined for your convenience:

“The Fund invests mainly in a limited number of multi capitalization growth stocks of United States companies. The Fund is a non-diversified core growth equity fund seeking to exceed domestic stock market index returns (the S&P 500 and Russell Midcap) over investment cycles (in the portfolio manager's view, an investment cycle lasts for 5-7 years and includes both a 30% advance and a 20% decline in the stock market). The Fund can flexibly allocate assets to moderate volatility, and selects common stocks of all market capitalizations based on their potential to appreciate in value relative to other stocks. Stock selection criteria includes improving revenue and earnings growth, increasing margins, significant management stock ownership and improving price-to-earnings ratios. The Fund’s portfolio managers generally prefer to invest in large capitalization and medium capitalization stocks (companies with at least $1 billion in market capitalization) but may also invest a portion of the portfolio in small capitalization stocks. When selecting individual stock investments, the Fund’s portfolio managers take a “bottom-up” investment approach, meaning that they select investments based on their assessment of whether an individual company has the potential for above average growth.”

5.
Please revise the first paragraph of the section entitled “Summary Section – Principal Investment Strategies” in a plain-English manner since terms such as “relative forward return potential” may be confusing.

Please see the respond to Item 4 above.

6.	Consider whether general disclosure about the market’s overall volatility should be included in the Prospectus.

The Company has added the following statement as the second paragraph of the section entitled “Investment Objectives and Risks”:

“During 2008 and 2009, U.S. and international markets have experienced dramatic volatility.  The securities markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties.  The U.S. and foreign governments have taken numerous steps to alleviate these market conditions.  However, there is no assurance that such actions will be successful.  Continuing market problems may have adverse effects on the Fund.”

7.
Please revise the second paragraph under the section entitled “the Fund’s Share Price” to provide expanded disclosure about the circumstances in which fair valuation of a security may occur as well as the effects of fair valuation.

The Company has revised the paragraph to read as follows:

“If market quotations are not readily available, the Fund will value securities at their fair value pursuant to procedures established by and under the supervision of the Board of Directors.  The fair value of a security is the amount which the Fund might reasonably expect to receive upon a current sale.  Attempts to determine the fair value of securities introduce an element of subjectivity to the pricing of securities.  As a result, the fair value of a security may differ from the last quoted price and the Fund may not be able to sell a security at the fair value.  Market quotations may not be available, for example, if trading in particular securities was halted during the day and not resumed prior to the close of trading on the NYSE.  Other types of securities that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) illiquid securities; (b) securities of an issuer that has entered into a restructuring; and (c) securities whose trading has been halted or suspended.”

8.
In the second paragraph under the number 3 in the section entitled “Purchasing Shares – How to Purchase Shares from the Fund,” please provide disclosure concerning the duties of the Fund’s Anti-Money Laundering Officer.

The Company responds by adding the following language:

“The Fund’s Anti-Money Laundering Program is supervised by the Fund’s Anti-Money Laundering Officer, subject to the oversight of the Board of Directors.”

Comments to the Statement of Additional Information for the FMI Provident Trust Strategy Fund:

9.	In the section entitled “Investment Restrictions” please add an explanation to the sixth investment restriction to indicate that limitation is “25% or more” rather than “more than 25%.”

The Company will make the requested change.

10.
In the section entitled “Investment Considerations – Mortgage-Backed and Asset-Backed Securities” consider whether discussion should be added to address issues related to the Federal Home Loan Mortgage Corporation (“Freddie Mac”) is warranted.

The Company responds by indicating that it will add the following disclosure:

“On September 7, 2008, the U.S. Treasury announced a federal takeover of FNMA and FHLMC, placing the two federal instrumentalities in conservatorship. Under the takeover, the U.S. Treasury agreed to acquire senior preferred stock of each instrumentality and obtained warrants for the purchase of common stock of each instrumentality. The U.S. Treasury also pledged to make additional capital contributions as needed to help ensure that the instrumentalities maintain a positive net worth and meet their financial obligations, preventing mandatory triggering of receivership. Additionally, the U.S. Treasury has implemented a temporary program to purchase new mortgage-backed securities issued by the instrumentalities, in an effort to help create more affordable mortgage rates for homeowners and enhance the liquidity of the mortgage market.

In 2009 both FNMA and FHLMC received significant capital support through U.S. Treasury stock purchases. The continuing commitment of the U.S. Treasury is critical to their solvency. The U.S. Treasury also established a new secured lending credit facility providing additional credit to FNMA and FHLMC, which expired at the end of December 2009. The U.S. Treasury also initiated a temporary program to purchase FNMA and FHLMC mortgage-backed securities, which was expected to continue only until December 2009. In addition, the Federal Reserve exercised its separate authority in 2009 to purchase mortgage-backed securities of FNMA and FHLMC, but the rate of those purchases is expected to slow and terminate in early 2010. While the U.S. Treasury is committed to offset negative equity at FNMA and FHLMC through its stock purchases, no assurance can be given that the Federal Reserve or U.S. Treasury, or other government initiatives discussed above will ensure that FNMA and FHLMC will remain successful in meeting their obligations with respect to the debt and mortgage-backed securities they issue.

FNMA and FHLMC also have been the subject of several class action lawsuits and investigations by federal regulators over certain accounting, disclosure, or corporate governance matters. Such legal proceedings and investigations, and any resulting restatements of financial statements, may adversely affect the guaranteeing entity and, as a result, the payment of principal or interest on their securities.”

11.	In the section entitled “Investment Considerations – When-Issued and Delayed-Delivery Transactions” please add language stating that assets will be segregated to avoid leverage potential.

The Company has revised the fourth sentence as shown below:

“Pending delivery of the securities, the Fund will earmark or set aside permissible liquid assets equal to the amount of the commitment in a segregated account.”

12.	In the section entitled “Disclosure of Portfolio Holdings – Disclosure to Fund Service Providers,” confirm whether any additional service providers need to be listed.

The Company confirms that no further disclosure is required.

13.
In the section entitled “Investment Adviser, Sub-Adviser and Administrator – Portfolio Managers,” please confirm whether any compensation received by the portfolio managers is based on the Fund’s performance or the asset level of the Fund.

The Company has revised this section to add the following sentence:

“The portfolio managers’ salary, bonus or retirement plan benefits are not based on the performance of the Fund or the value of the Fund’s assets.”

*     *     *     *     *     *
If you have any additional questions or require further information, please contact Peter Fetzer of Foley & Lardner LLP at 414-297-5596 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

FMI Funds, Inc.

/s/ Ted D. Kellner
Ted D. Kellner
President

cc:           Peter Fetzer, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC